

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2024

Yftah Ben Yaackov
Chief Executive Officer
BYND Cannasoft Enterprises Inc.
7000 Akko Road
Kiryat Motzkin
Israel

>   **Re: BYND Cannasoft Enterprises Inc.**
>   **Registration Statement on Form F-1**
>   **Filed February 28, 2024**
>   **File No. 333-277464**

Dear Yftah Ben Yaackov:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Pattan at 202-551-6756 or Matthew Derby at 202-551-3334 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Technology

cc: Louis A. Brilleman